UPSTREAM BIOSCIENCES INC.
71130, 198 - 8060 Silver Spring Blvd
Calgary, AB T3B 5K2
Canada
Tel: 403.537.2516

February 5, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	Sasha Singh Parikh
Staff Accountant

Dear Sirs/Mesdames:

Re:	Securities and Exchange Commission (the “SEC”)
comment with respect to Upstream Biosciences Inc.
(the “Company”)
File No. 0-50331

                    On September 4, 2009, the Company received comments from the SEC relating to Item 4.02 of a Form 8-K filed by the Company on August 31, 2009 relating to the intention to restate and file financial statements for the periods from March 31, 2006 to March 31, 2009 (the “Restatement Form 8-K”). Subsequent to this filing, and due in large part to financial difficulties faced by the Company, the Company underwent a change of control, including a change of management and change of its board of directors. This restructuring was disclosed in a Form 8-K filed on December 15, 2009.

                   After filing a response to the SEC’s comment letter dated September 4, 2009, we understand the SEC had a conversation with our attorneys whereby the SEC issued two additional comments, one of which remains outstanding and involved a request to file an amendment to the Restatement Form 8-K quantifying in tabular format the changes to significant line items for each of the financial periods that the Company intends to restate. Due to limited funds and the fact that the restatements will require considerable legal, accounting and auditing costs, the Company has been unable to file the periodic reports with restated financials or prepare an amendment to the Restatement Form 8-K. The Company was unable to file its Form 10-K for the year ended September 30, 2009 for the same reasons. The Company is currently seeking out available sources of financing and expects to be in a position to amend the Restatement Form 8-K on or prior to April 30, 2010. Please contact our legal counsel if you require further information or clarification.

Yours truly,

UPSTREAM BIOSCIENCES INC.

/s/ Mike McFarland
Mike McFarland